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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                 INTRICON CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46121H109
                           ---------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

CUSIP No. 46121H109

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Moreton Bay Capital, LLC
            77-0581940

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ] ............................................................

            (b) [ ] ............................................................

      3.    SEC Use Only........................................................

            ....................................................................

      4.    Citizenship or Place of Organization   California...................

Number of          5.   Sole Voting Power.......................................
Shares Bene-
ficially by        6.   Shared Voting Power  400,000 (1)........................
Owned by Each
Reporting          7.   Sole Dispositive Power..................................
Person With:
                   8.   Shared Dispositive Power  400,000 (1)...................

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            400,000 (1).........................................................

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)..................................................

      11.   Percent of Class Represented by Amount in Row (9)  7.7%.............

      12.   Type of Reporting Person (See Instructions)        IA ..............

.................................................................................


(1) The filing of this schedule shall not be construed as an admission that Moreton Bay Capital, LLC is, for the purposes of Section 13(d) or 13(g) of the Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Schedule.


                               Page 2 of 7 pages

CUSIP No. 46121H109

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Phillip R. Butts

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ] ............................................................

            (b) [ ] ............................................................

      3.    SEC Use Only........................................................

            ....................................................................

      4.    Citizenship or Place of Organization  United States.................

Number of          5.   Sole Voting Power   ....................................
Shares Bene-
ficially by        6.   Shared Voting Power 400,000 (2).........................
Owned by Each
Reporting          7.   Sole Dispositive Power   ...............................
Person With:
                   8.   Shared Dispositive Power  400,000 (2)...................

      9.    Aggregate Amount Beneficially Owned by Each Reporting Person
            400,000 (2).........................................................

      10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)..................................................

      11.   Percent of Class Represented by Amount in Row (9)  7.7%.............

      12.   Type of Reporting Person (See Instructions)        IN, HC ..........

.................................................................................


(2) The filing of this Schedule shall not be construed as an admission that Phillip R. Butts is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.


                               Page 3 of 7 pages

Item 1.

      (a)   Name of Issuer

            Intricon Corp.

      (b)   Address of Issuer's Principal Executive Offices

            1260 Red Fox Road, Arden Hills MN 55112-6944, United States

Item 2.

      (a)   Name of Person Filing

            This statement is being filed by (i) Moreton Bay Capital, LLC, a California limited liability company and a California registered investment adviser ("IA"), and (ii) Phillip R. Butts ("President") (collectively, the "Reporting Persons"). President controls IA by virtue of President's position as president and majority owner of IA.

      (b)   Address of Principal Business Office or, if none, Residence

            IA's principal place of business is located at: 1105 Chapala Street, Suite 6, Santa Barbara, California 93101

            President's principal place of business is located at: 1105 Chapala Street, Suite 6, Santa Barbara, California 93101

      (c)   Citizenship

            Item 4 of each cover page is incorporated by reference.

      (d)   Title of Class of Securities

            Common Stock, par value $1.00 per share

      (e)   CUSIP Number

            46121H109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o).

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c).

      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)   |X|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  ss. 240.13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3);

      (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


                               Page 4 of 7 pages

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 400,000 (3).

      (b)   Percent of class: 7.7%

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote _______.

            (ii)  Shared power to vote or to direct the vote 400,000 (3).

            (iii) Sole power to dispose or to direct the disposition of _______.

            (iv) Shared power to dispose or to direct the disposition of 400,000 (3).

(3) The filing of this Schedule shall not be construed as an admission that either IA or President is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _____.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      IA, a registered investment adviser, and President, the majority owner and president of IA, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8. Identification and Classification of Members of the Group

      Not applicable.

Item 9. Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 7 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2007

                                                MORETON BAY CAPITAL, LLC

                                                /s/ Phillip R. Butts
                                                --------------------------------
                                                Phillip R. Butts, President


                                                PHILLIP R. BUTTS

                                                /s/ Phillip R. Butts
                                                --------------------------------
                                                Phillip R. Butts


                               Page 6 of 7 pages

                                    EXHIBIT A

                  Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

                                    SIGNATURE

Date:  February 12, 2007

                                                MORETON BAY CAPITAL, LLC

                                                /s/ Phillip R. Butts
                                                --------------------------------
                                                Phillip R. Butts, President


                                                PHILLIP R. BUTTS

                                                /s/ Phillip R. Butts
                                                --------------------------------
                                                Phillip R. Butts



                               Page 7 of 7 pages